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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)


                                   ADT LIMITED

                                (Name of Issuer)


                    Common Shares, Par Value $0.10 Per Share

                         (Title of Class of Securities)


                                   000915 10 8

                                 (CUSIP Number)

                                 Marilyn Dalton
                             Secretary and Treasurer
                              Westar Capital, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (913) 575-8357

                                   Copies to:

     John K. Rosenberg, Esq.                    Neil T. Anderson, Esq.
     Western Resources, Inc.                      Sullivan & Cromwell
        818 Kansas Avenue                          125 Broad Street
      Topeka, Kansas 66612                     New York, New York 10021
         (913) 575-6535                             (212) 558-4000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 13, 1996

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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- --------------------
CUSIP NO.  000915108
- --------------------
- -------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Westar Capital, Inc; 48-1092416
- -------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]
                                                  (b)  [  ]
- -------------------------------------------------------------------
 3.      SEC USE ONLY

- -------------------------------------------------------------------
 4.      SOURCE OF FUNDS

- -------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                   [  ]
- -------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                   Kansas
- -------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                        32,671,296
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                                         0
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                                          32,671,296
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                                   0
- -------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                   32,671,296
- -------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                   [  ]
- -------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   23.2%
- -------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                                                   CO
- -------------------------------------------------------------------


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          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on January 26, 1996, as most recently amended on August 9, 1996 by Amendment No. 5 thereto (the "Statement"), with respect to the Common Shares, par value $0.10 per share (the "Shares") of ADT Limited (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

          Item 1. SECURITY AND ISSUER.

          No material change.

          Item 2. IDENTITY AND BACKGROUND.

          No material change.

          Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate purchase price (excluding commissions) for the 571,296 Shares purchased by the Reporting Person since Amendment No. 5 to the Statement was $10,932,125. Such Shares were acquired with general capital funds of the Reporting Person.

          Item 4. PURPOSE OF THE TRANSACTION.

          In order to purchase Shares at what the Reporting Person considered to be favorable market prices, the Reporting Person decided to purchase 554,600 Shares in open market transactions, as more fully set forth in Item 5 below. An additional 16,696 Shares were received by the Reporting Person upon conversion of American Depositary Receipts ("ADRs") of American Security (Holdings) PLC ("ASH") owned by the Reporting Person, as more fully set forth in Item 5 below. In the future, the Reporting Person may from time to time purchase or sell Shares at prevailing market prices, or may negotiate to purchase or sell Shares privately.



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          The Reporting Person has determined to oppose the Issuer's proposed amalgamation (the "Proposed Transaction") with Republic Industries, Inc. ("Republic") when and if the Proposed Transaction is presented to holders of Shares for their approval. The Reporting Person may choose to exercise its appraisal rights under Bermuda law in connection with the Proposed Transaction, although no final decision by the Reporting Person has yet been taken.

          Should the Issuer consummate the Proposed Transaction, and the Reporting Person receive Republic shares in connection therewith, the Reporting Person may decide to sell some or all of such Republic shares.

          On September 5, 1996 the waiting period expired with respect to the Reporting Person's filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to acquire additional Shares from time to time in market or other transactions. As a result, the Reporting Person is free to acquire an amount of additional Shares which, when combined with the Reporting Person's current holdings of Shares, would result in the Reporting Person owning more than 25% (but less than 50%) of the total amount of outstanding Shares.

          Item 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby deleted in its entirety and restated as follows:

          (a) According to the Issuer's Report on Form 10-Q for the six months ended June 30, 1996, as of August 5, 1996 there were 133,736,123 Shares issued and outstanding, of which 3,182,787 were held by a subsidiary of the Issuer. According to proxy materials sent to shareholders of ASH in connection with the amalgamation of ASH with and into the Issuer (the "Amalgamation"), approximately 7,000,000 Shares were to be issued in the Amalgamation in exchange for outstanding securities of ASH. The total of the 7,000,000 Shares issued in the Amalgamation and the 133,736,123 Shares reported to be outstanding on the Issuer's Form 10-Q is 140,736,123, which is the number of Shares assumed to be outstanding for the purposes of this Schedule 13D amendment. The Reporting Person beneficially owns (within the meaning of Rule 13d-3) 32,671,296 Shares, constituting approximately 23.2% of the above-noted total amount of issued and outstanding Shares (including the Shares held by a subsidiary of the Issuer).

          (b) The Reporting Person has the sole power to vote or direct the vote of its Shares and to dispose of its Shares.

          (c) Since the filing of Amendment No. 5 to the Statement, the Reporting Person has purchased 554,600 Shares in open market transactions and has received approximately 16,696 Shares upon the conversion of ASH ADRs in the


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Amalgamation. Set forth below is a table identifying and describing all such transactions and such conversion:


 Common Shares       Price per Share           Date of Purchase
- -------------------------------------------------------------------------

        40,000           19.25                     8/22/96
        80,000           19.125                    8/22/96
        95,000           18.875                    8/22/96
       135,000           19.00                     8/22/96
        29,600           19.375                     9/5/96
       165,000           19.50                      9/5/96
        16,696*          17.25**                    9/5/96***
        10,000           19.50                      9/6/96

* Based on the conversion of 256,000 ASH ADRs previously held by the Reporting Person at a ratio of 46 ASH ADRs into 3 Shares pursuant to the Amalgamation.

**    Based on a purchase price of $1.125 per ASH ADR.

***   The date on which the Amalgamation became effective.



          Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No material change.

          Item 7. MATERIAL TO BE FILED AS EXHIBITS.

          No material change.



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                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            WESTAR CAPITAL, INC.


                                            By:  /s/ Marilyn Dalton
                                                Name:  Marilyn Dalton
                                                Title: Secretary and Treasurer


Dated:  September 13, 1996


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